                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          GENENCOR INTERNATIONAL, INC.
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                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
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                         (Title of Class of Securities)

                                    368709101
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                                 (CUSIP Number)

                                Jorgen Rosenlund
                      Group General Counsel, Vice President
                                   Danisco A/S
                                 Langebrogade 1
                                   P.O. Box 17
                                     DK-1001
                                  Copenhagen K
                                011-45-3-266-2000

                              Andris Vizbaras, Esq.
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005

                                 (212) 732-3200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 27, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

CUSIP No. 368709101

1        NAME OF REPORTING PERSON:  Danisco A/S
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)      [ ]
                                                              (b)      [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS:  WC, BK

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                           [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION: Denmark

       NUMBER OF SHARES      7     SOLE VOTING POWER:  25,000,000 Shares
         BENEFICIALLY
           OWNED BY          8     SHARED VOTING POWER:  25,000,000 Shares
             EACH
          REPORTING          9     SOLE DISPOSITIVE POWER:  25,000,000 Shares
         PERSON WITH
                             10    SHARED DISPOSITIVE POWER:  25,000,000 Shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   50,000,000 Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 83.4%

14       TYPE OF REPORTING PERSON: CO

         This Statement on Schedule 13D, dated February 7, 2005 (this
"Statement"), of Danisco A/S ("Danisco"), is being filed as a result of the
Stock Purchase Agreement, dated January 27, 2005 (the "Stock Purchase
Agreement"), among Danisco, DH Subsidiary, Inc., a wholly owned indirect subsidiary of Danisco ("Buyer"), Eastman Chemical Company ("Eastman") and
Eastman Chemical Company Investments, Inc., a wholly owned subsidiary of Eastman
("Seller"), relating to shares of common stock, $0.01 par value per share
("Shares") of Genencor International, Inc. (the "Issuer").

ITEM 1. SECURITY AND ISSUER

         This Statement relates to Common Stock, $0.01 par value per share, of the Issuer.

         The Issuer's principal executive offices are at 925 Page Mill Road,
Palo Alto, California 94304.

ITEM 2. IDENTITY AND BACKGROUND

         This Statement is being filed by Danisco.

         Danisco, a corporation formed under the laws of Denmark, is one of the world's largest producers of food ingredients. It develops and produces food ingredients, feed ingredients, sweeteners and sugar. The address of its principal office is Langebrogade 1, DK-1001 Copenhagen K, Denmark.

         Danisco is filing this Statement with respect to (i) 25,000,000 Shares held of record by A/S PSE 38 nr. 2024, a wholly owned subsidiary of Danisco
("Danisco Holding Sub"), and (ii) 25,000,000 Shares beneficially owned, pursuant to the Stock Purchase Agreement, by Buyer.

         Information regarding the executive officers and directors of Danisco is set forth in Annex I, which is incorporated herein by reference.

         During the last five years, neither Danisco, nor, to the best knowledge of Danisco, any of the individuals named in Annex I has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it, he or she was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate purchase price for the Shares and other securities being purchased under the Stock Purchase Agreement is $419,000,000, which will be paid entirely in cash. Danisco and Buyer are financing the acquisition of the Shares pursuant to the Stock Purchase Agreement by means of a credit facility provided by Danske Bank, Holmens Kanal 2-12, 1092 Copenhagen, Denmark for which Danisco has received a commitment.

                                      -2-

ITEM 4. PURPOSE OF TRANSACTION

         Danisco, through Danisco Holding Sub, is currently the indirect owner of 41.7% of the outstanding Shares. Another 41.7% of the outstanding Shares are currently owned indirectly by Eastman through Seller. Danisco understands that the balance of the outstanding Shares are held publicly and by officers and directors of the Issuer.

         On January 27, 2005, Danisco, Buyer, Eastman and Seller entered into the Stock Purchase Agreement. Also on January 27, 2005, Danisco, Buyer and the
Issuer entered into an Acquisition Agreement (the "Acquisition Agreement").

         Danisco and the Buyer have entered into the Stock Purchase Agreement and the Acquisition Agreement with the intent that Danisco, directly and through its wholly-owned subsidiaries, shall acquire at least 90% of the outstanding
Shares, shall cause those shares to be held by Buyer, and shall cause Buyer to be merged with and into the Issuer (the "Merger"). It is intended that, after the Merger, the Issuer will continue as an indirect wholly-owned subsidiary of
Danisco.

          It is expected that, as a result of and in connection with the following transactions, the Shares will no longer be eligible to be traded on the Nasdaq National Market System and will be eligible to be deregistered under the Act pursuant to Section 12(g)(4) thereof, and that the Shares will in fact be so removed from Nasdaq and deregistered.

          The following descriptions of the Stock Purchase Agreement and the
Acquisition Agreement are qualified in the agreements themselves, which are filed as exhibits to this Statement and incorporated herein by reference.

          Stock Purchase Agreement

         The Stock Purchase Agreement provides for, or contemplates, the following transactions:

         1. The Buyer will purchase and acquire from Eastman the 25,000,000
Shares and 485 shares of 7 1/2% Cumulative Series A Preferred Stock of the
Issuer (including the accumulated dividend thereon) (the "Series A Preferred
Shares") owned by the Seller.

         2. Buyer will pay Seller a purchase price, in cash, of $15.00 per Share and $44,000,000 in respect of all of Seller's Series A Preferred Shares, for aggregate consideration of $419,000,000 (subject to adjustment as provided in the Stock Purchase Agreement).

         3. Buyer will, as promptly as practicable after the date of the Stock
Purchase Agreement, commence an offer to purchase all of the outstanding Shares subject the terms and conditions set forth in the Acquisition Agreement (the
"Tender Offer").

                                      -3-

         4. The obligations of the parties under the Stock Purchase Agreement are subject to certain conditions, including the expiry of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976,
as amended, and any applicable non-US competition law or regulation.

         5. The closing of the Stock Purchase Agreement shall occur on the first business day following the date on which Buyer shall accept for payment any
Shares under the Tender Offer.

          6. The Stock Purchase Agreement may be terminated by mutual written consent of Danisco and Eastman and otherwise as set forth therein.

          Acquisition Agreement

         The Acquisition Agreement provides for, or contemplates, the following transactions:

         1. The Buyer will commence the Tender Offer at a price of $19.25 per
Share as promptly as practicable after the date of the Acquisition Agreement.

         2. Following the consummation of the Tender Offer, subject to the terms and conditions thereof and of the Acquisition Agreement, (i) the Buyer will be merged with and into the Issuer (the "Merger") and, as a result of the Merger, the separate corporate existence of the Buyer will cease; (ii) the Issuer
(sometimes referred to as the "Surviving Corporation") will be the successor or surviving corporation in the Merger; and (iii) the separate corporate existence of the Issuer will continue unaffected by the Merger.

         3. As of the effective time of the Merger, by virtue of the Merger and without any action on the part of the holders of any securities of the Issuer or common stock, par value $0.01 per share, of the Buyer (i) each issued and outstanding share of the common stock of the Buyer will be converted into and become one fully paid and nonassessable share of common stock of the Surviving
Corporation; (ii) all Shares that are owned by the Issuer as treasury stock and any Shares owned by Danisco, the Buyer or any other wholly owned subsidiary of
Danisco (including Shares purchased pursuant to the Offer) will be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor; and (iii) each issued and outstanding Share (other than Shares to be cancelled in accordance with clause (ii) and other than Shares held by a holder who has seeks appraisal of his Shares in accordance with Delaware law) will be converted into the right to receive the price per Share paid in the Tender
Offer, payable to the holder in cash, without interest.

         4. In addition, at the effective time of the Merger, each issued and outstanding share of the Issuer's Series A Preferred Stock will be converted into one fully paid and nonassessable share of series A preferred stock, no par value, of the Surviving Corporation.

         5. The respective obligations of Danisco and the Buyer, on the one hand, and the Issuer, on the other hand, to effect the Merger are subject to the satisfaction on or prior to the closing of the Merger of conditions set forth in the Acquisition Agreement, including that the Buyer shall have accepted for payment and purchased those Shares validly tendered and not withdrawn in the
Tender Offer pursuant to its terms.

                                      -4-

         6. As of the effective time of the Merger, all outstanding stock-based awards, vested and unvested, under the Issuer's compensation plans will be terminated, and the holders thereof will be entitled to received cash in lieu thereof.

         7. Under a Stockholder Agreement dated July 25, 2000, as amended (the
"Stockholder Agreement"), among Danisco, Eastman and the Issuer, Danisco and
Eastman each have the right to nominate three of the ten directors of the
Issuer. In the Acquisition Agreement, the Issuer consents to the assignment to
Danisco by Eastman of its rights under the Stockholder Agreement, which assignment will be automatically effective on the first date (called the
"Assignment Date") that the Issuer receives notice from Danisco that (i) the
Buyer has purchased and paid for any Shares pursuant to the Tender Offer and
(ii) the Buyer (or an affiliate) has purchased and paid for the Shares and all
Series A Preferred Shares owned by Eastman pursuant to the Stock Purchase
Agreement (which fact shall have been acknowledged in writing by Eastman).

         8. Promptly following the Assignment Date, Danisco will be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Issuer's board of directors as is equal to the product of the total number of directors on the Issuer's board of directors multiplied by the percentage that the aggregate number of Shares beneficially owned by the Buyer,
Danisco and any of their affiliates bears to the total number of Shares then outstanding. The Issuer shall, at Danisco's request at any time following the
Assignment Date, take such actions as are necessary to enable Danisco's designees to be so elected or designated to the Issuer's board of directors, and will use its commercial best efforts to cause Danisco's designees to be so elected or designated at such time.

         9. Pursuant to the Acquisition Agreement, if required by applicable law in order to consummate the Merger, the Issuer will in accordance with applicable law: (i) call a special meeting of its stockholders (the "Special Meeting") as soon as reasonably practicable following the acceptance for payment and purchase of Shares by the Buyer pursuant to the Tender Offer for the purpose of considering and taking action upon the Acquisition Agreement; (ii) prepare and file with the SEC a preliminary proxy or information statement relating to the
Merger and the Acquisition Agreement and a definitive proxy or information statement (the "Proxy Statement") to be mailed to its stockholders; (iii)
subject to certain limitations, include in the Proxy Statement the recommendations of its board of directors that stockholders of the Issuer vote in favor of the approval of the Merger and the adoption of the Acquisition
Agreement and the recommendation of the Special Committee that stockholders of the Issuer vote in favor of the approval of the Merger and the adoption of the
Acquisition Agreement; and (iv) subject to certain limitations, solicit from its stockholders proxies in favor of the Merger and take all other action reasonably necessary or advisable to secure the approval of stockholders required by applicable law to effect the Merger.

         10. Notwithstanding the foregoing, in the event Danisco, the Buyer or any other subsidiary or affiliate of Danisco shall collectively or individually own (as a result of the tender Offer or otherwise) at least 90% of the outstanding shares of each class of capital stock of the Issuer entitled to vote on the Merger, the parties to the Acquisition Agreement will cause the Merger to become effective as soon as practicable without a meeting of stockholders of the
Issuer in accordance with Section 253 of the Delaware General Corporation Law.

         11. In the Acquisition Agreement, the Issuer has granted to the Buyer an irrevocable option to purchase from the Issuer, for the price per Share offered in the Tender Offer, the

                                      -5-

number of Shares that would result in Danisco and the Buyer owning, together with the Shares currently owned by Danisco and the Buyer and their Affiliates and the Shares owned by Eastman and its affiliates, 90% of the then outstanding
Shares immediately after the exercise of the option (the "Topping Option").

         12. The obligations of the parties under the Acquisition Agreement are subject to certain conditions, including that the Buyer shall accept and make payment for any Shares under the Tender Offer.

         13. The Acquisition Agreement may be terminated by mutual written consent of Danisco and the Issuer and otherwise as set forth therein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (A) AND (B) Danisco is the beneficial owner of an aggregate of
50,000,000 Shares, or approximately 83.4% of the Shares that, the Issuer has advised Danisco, are currently outstanding. These 50,000,000 Shares are comprised of

                  (1) 25,000,000 Shares held of record by Danisco Holding Sub, a wholly-owned subsidiary of Danisco, as to which Danisco through its subsidiary has sole voting and dispositive power; and

                  (2) 25,000,000 Shares held of record by Seller, which Danisco has the right to acquire pursuant to, and subject to the terms and conditions of, the Stock Purchase Agreement. Upon such acquisition,
         Danisco will have sole voting and dispositive power with respect to such Shares. Prior to such acquisition, Danisco has no voting power with respect to such Shares.

         Danisco also is the beneficial owner of an indeterminate number of
Shares which Danisco has the right to acquire under the Topping Option, subject to the terms and conditions of the Acquisition Agreement.

         (C) Other than as described herein, no transactions in the Shares have been effected during the past 60 days by Danisco or any of its subsidiaries. To the best knowledge of Danisco, no other person named in Item 2 of this Statement has effected any transaction in the Shares during the past 60 days.

         (D) To the best knowledge of Danisco, no person other than Danisco has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

         (E) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER

         See Item 4, "Purpose of Transaction".

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         1.       Stock Purchase Agreement, dated January 27, 2005, among
                  Danisco, Buyer, Eastman and Eastman Chemical Company
                  Investments, Inc.

                                      -6-

         2.       Acquisition Agreement, dated January 27, 2005, among Danisco,
                  Buyer and the Issuer (incorporated by reference to Exhibit 2.1 to the Issuer's current report on Form 8-K dated January 27,
                  2005)

         3.       Stockholder Agreement, dated July 25, 2000, among Danisco,
                  Eastman and the Issuer (incorporated by reference to Exhibit
                  10.5 to Amendment No. 4 to the Issuer's registration statement on Form S-1 (Registration No. 333-36452) filed on July 26,
                  2000)

         4.       First Amendment to Stockholder Agreement, dated February 16,
                  2001, among Danisco, Eastman and the Issuer (incorporated by reference to Exhibit 10.2 to the Issuer's annual report on
                  Form 10-K for the year ended January 31, 2002)

         5.       Second Amendment to Stockholder Agreement, dated November 15,
                  2002, among Danisco, Eastman and the Issuer (incorporated by reference to Exhibit 10.3 to the Issuer's annual report on
                  Form 10-K for the year ended January 31, 2002)

         6.       Third Amendment to Stockholder Agreement, dated as of April 2,
                  2003, among Danisco, Eastman and the Issuer (incorporated by reference to Exhibit 10.4 to the Issuer's annual report on
                  Form 10-K for the year ended January 31, 2003)

         7.       Fourth Amendment to Stockholder Agreement, dated as of January
                  27, 2005, among Danisco, Eastman and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer's current report on Form 8-K dated January 27, 2005)

         8.       Commitment Letter, dated February 4, 2005, from Danske Bank to
                  Danisco

                                      -7-

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of
Danisco, Danisco certifies that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2005

                                             DANISCO A/S

                                             By: /s/ Soren Bjerre-Nielsen
                                                --------------------------------
                                                Soren Bjerre-Nielsen
                                                Executive Vice President and
                                                Chief Financial Officer

                                      -8-

                                     ANNEX I

         Following is certain information concerning the executive officers of
Danisco:

          (a)
                 Name:                         Alf Duch-Pedersen

                 Business Address:             Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark

                 Principal Occupation and      Chief Executive Officer and President of the Executive Board, Danisco
                 Present Employer:

                 Employer's Principal          Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark
                 Business Address:

                 Citizenship:                  Denmark

          (b)
                  Name:                        Soren Bjerre-Nielsen

                  Business Address:            Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark

                  Principal Occupation and     Executive Vice President and Chief Financial Officer, Danisco
                  Present Employer:

                  Employer's Principal         Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark
                  Business Address:

                  Citizenship:                 Denmark

          (c)
                 Name:                         Mogens Granborg

                 Business Address:             Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark

                 Principal Occupation and      Executive Vice President, Danisco
                 Present Employer:

                 Employer's Principal          Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark
                 Business Address:

                 Citizenship:                  Denmark

          (d)
                  Name:                        Robert H. Mayer

                  Business Address:            201 New Century Parkway, New Century, Kansas 66031

                  Principal Occupation and     Executive Vice President, Danisco
                  Present Employer:

                  Employer's Principal         Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark
                  Business Address:

                  Citizenship:                 USA

          (e)
                 Name:                         Leif Kjaergaard

                 Business Address:             Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark

                 Principal Occupation and      Senior Vice President of Global Operations, Global Innovation and
                 Present Employer:             Business Development, Danisco

                 Employer's Principal          Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark
                 Business Address:

                 Citizenship:                  Denmark

          (f)
                 Name:                         Tjerk de Ruiter

                 Business Address:             440 Saw Mill River Road, Ardsley, New York 10502

                 Principal Occupation and      Senior Vice President of Global Sales & Marketing,
                 Present Employer:             Danisco

                 Employer's Principal          Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark
                 Business Address:

                 Citizenship:                  Netherlands

                                      -2-

          (g)
                  Name:                        Torben Svejgaard

                  Business Address:            Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark

                  Principal Occupation and     Chief Operating Officer, Danisco
                  Present Employer:

                  Employer's Principal         Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark
                  Business Address:

                  Citizenship:                 Denmark

                                      -3-

         Following is certain information concerning the directors of Danisco:

          (a)
                  Name:                        Anders Knutsen

                  Business Address:            Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark

                  Principal Occupation and     Non-Executive Chairman, Danisco
                  Present Employer:

                  Employer's Principal         Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark
                  Business Address:

                  Citizenship:                 Denmark

          (b)
                  Name:                        Matti Vuoria

                  Business Address:            Varma Mutual Pension Insurance Company, P.O. Box 1, FIN-00098 Varma, Finland

                  Principal Occupation and     CEO and President, Varma Mutual Pension Insurance Company
                  Present Employer:

                  Employer's Principal         P.O. Box 1, FIN-00098 Varma, Finland
                  Business Address:

                  Citizenship:                 Finland

          (c)
                  Name:                        Hakan Bjorklund

                  Business Address:            Nycomed, Langebjerg 1, DK-4000 Roskilde, Denmark

                  Principal Occupation and     Chief Executive Officer, Nycomed
                  Present Employer:

                  Employer's Principal         Langebjerg 1, DK-4000 Roskilde, Denmark
                  Business Address:

                  Citizenship:                 Sweden

          (d)
                  Name:                        Per Gertsen

                  Business Address:            Danisco Sugar Nakskov, Tietgensvej 1, P.O. Box 139, DK-4900 Nakskov, Denmark

                  Principal Occupation and     Machine Superintendent, Danisco
                  Present Employer:

                  Employer's Principal         Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark
                  Business Address:

                  Citizenship:                 Denmark

          (e)
                  Name:                        Lis Glibstrup

                  Business Address:            Danisco A/S (Functional Systems), Edwin Rahrsvej 38, DK 8220,
                                               Brabrand, Denmark

                  Principal Occupation and     Product Service Manager, Danisco
                  Present Employer:

                  Employer's Principal         Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark
                  Business Address:

                  Citizenship:                 Denmark

          (f)
                  Name:                        Peter Hojland

                  Business Address:            Transmedica  A/S, Store Kongensgade 62, P.O. Box 9059, DK-1022
                                               Copenhagen K, Denmark

                  Principal Occupation and     CEO, Transmedica A/S
                  Present Employer:

                  Employer's Principal         Store Kongensgade 62, P.O. Box 9059, DK-1022 Copenhagen K, Denmark
                  Business Address:

                  Citizenship:                 Denmark

                                       -2-

          (g)
                  Name:                        Jon Krabbe

                  Business Address:            Frederiksdalvej 30, DK-4912 Harpelund, Denmark

                  Principal Occupation and     Landowner, Frederiksdal
                  Present Employer:

                  Employer's Principal         Frederiksdalvej 30, DK-4912 Harpelund, Denmark
                  Business Address:

                  Citizenship:                 Denmark

          (h)
                  Name:                        B.W. Larsen

                  Business Address:            Danisco Sugar Nakskov, Tietgensvej 1, P.O. Box 139, DK-4900 Nakskov, Denmark

                  Principal Occupation and     Engineer, Danisco
                  Present Employer:

                  Employer's Principal         Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark
                  Business Address:

                  Citizenship:                 Denmark

          (i)
                  Name:                        Fleming Kristensen

                  Business Address:            Danisco Grindsted, Tarnvej 25, DK-7200 Grindsted, Denmark

                  Principal Occupation and     Senior Shop Steward, Danisco
                  Present Employer:

                  Employer's Principal         Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark
                  Business Address:

                  Citizenship:                 Denmark

                                       -3-

          (j)
                  Name:                        Jorgen Tandrup

                  Business Address:            Skandinavisk Tobakskompagni A/S, Tobaksvejen 4, DK-2860 Soborg, Denmark

                  Principal Occupation and     President and CEO, Skandinavisk Tobakskompagni A/S
                  Present Employer:

                  Employer's Principal         Tobaksvejen 4, DK-2860 Soborg, Denmark
                  Business Address:

                  Citizenship:                 Denmark

                                       -4-